Exhibit 12.1

Boyd Gaming Corporation

Computation of Ratio of Earnings to Fixed Charges

($ in thousands, except for ratios)

(unaudited)

	For the Twelve Months Ended
	March 31, 2006		December 31,
			2005		2004		2003		2002		2001
Earnings Calculation:
Income before provision for income taxes and cumulative effect of a change in accounting principle and before operating and non-operating results from Borgata	$166,454		$160,803		$121,688		$76,479		$85,460		$42,852
Add:
Interest expense	138,687		129,023		102,027		74,549		72,904		75,374
Interest component of rent expense	9,918		10,580		5,574		2,842		2,670		2,262
Distributed income from Borgata	42,914		29,338		—		—		—		—

Earnings available for fixed charges	$357,973		$329,744		$229,289		$153,870		$161,034		$120,488

Fixed charges:
Interest expense	$138,687		$129,023		$102,027		$74,549		$72,904		$75,374
Capitalized interest	21,337		22,930		5,460		9,168		17,673		18,009
Interest component of rent expense	9,918		10,580		5,574		2,842		2,670		2,262

Total fixed charges	$169,942		$162,533		$113,061		$86,559		$93,247		$95,645

Ratio of earnings to fixed charges	2.1	x	2.0	x	2.0	x	1.8	x	1.7	x	1.3	x